EXHIBIT 21.1
SUBSIDIARIES OF CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

Jurisdiction of
Name of Subsidiary	Organization

Calumet Operating, LLC	Delaware

Calumet LP GP, LLC	Delaware

Calumet Lubricants Co., Limited Partnership	Indiana

Calumet Sales Company Incorporated	Delaware

Calumet Shreveport, LLC	Indiana

Calumet Shreveport Lubricants & Waxes, LLC	Indiana

Calumet Shreveport Fuels, LLC	Indiana